Exhibit 99.3

PERDIGÃO S.A.

A Publicly Held Company

CNPJ/MF n.º 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

Perdigão S.A. (“Company”), pursuant to CVM Instruction 358 of January 3, 2002, announces to its shareholders and to the market in general that in the light of the Announcement of a Relevant Fact published on February 20, 2006, which provides for the conversion of the Company’s preferred shares into common shares and the adhesion of the said Company to Bovespa’s Novo Mercado, and with a view to a disciplined transition between the Company’s current situation and the new condition as a company with a dispersed ownership, the shareholders, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Sistel de Seguridade Social, Fundação de Assistência e Previdência Social do BNDES – Fapes, Fundação Petrobrás de Seguridade Social – Petros; Fundação Vale do Rio Doce de Seguridade Social – Valia; Real Grandeza – Fundação de Previdência e Assistência Social and Caixa de Previdência dos Funcionários do Sistema Banerj – Previ-Banerj (in extra-judicial liquidation) (jointly “Shareholders”), have signed and filed on this date, at the registered offices of the Company, a voting agreement (“Voting Agreement”). The said voting agreement disciplines the exercise of the voting rights of these shareholders with respect to the following matters: the election of the members of the Board of Directors of the Company; the election of the members of the Board of Executive Officers; the election of the members of the Fiscal Council of the Company; and any of the material listed in Article 136 of Law  6,404 of December 15, 1976.

In view of the new capital structure, the pension funds and former controllers of the Company shall hold less than 50% of the shares. The Voting Agreement, which shall come into effect on April 12, 2006, is valid for a term of five years or until the participation of the funds shall be less than 20%. The mandatory binding of the shares to the Voting Agreement shall be exclusively with relation to the voting rights, the Shareholders being free, at any time, to transfer and encumber, in any way, totally or partially, their shares, independently of the need for any manifestation of intent on the part of the remaining Shareholders. The shares transferred to third parties shall automatically no longer be  bound by the Voting Agreement.

In addition to being  filed with the Company, the Voting Agreement has of this date been filed with the Brazilian Securities and Exchange Commission - CVM, the US Securities and Exchange Commission -  SEC, the São Paulo Stock Exchange - Bovespa  and the New York Stock Exchange - NYSE.

São Paulo (SP), March 6 2006.

Wang Wei Chang

Chief Financial Officer